NEWS RELEASE

Current Technology Seeks Shareholder Approval to Move Domicile from Canada to the United States

VANCOUVER, British Columbia, January 7, 2008 - The following was issued today by Robert Kramer, Chief Executive Officer, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is seeking shareholder approval to move the domicile of the corporation from Canada to the United States. To that end, a Special Meeting will be held in Vancouver, British Columbia at 2pm PST on Friday, February 29, 2008. The Record Date is January 24, 2008 and an Information Circular summarizing the action will be available no later than January 30, 2008.

“The vast majority of our shareholders live in the United States,” states Company CEO Robert Kramer. “More importantly, completion of our anticipated 51% purchase of Texas-based Celevoke, Inc. (“Celevoke”) will concentrate our business activities there. The United States has the largest capital market in the world, and we believe shareholders will benefit from our participation in that dynamic market as a domestic (ie American) rather than foreign corporation.”

The Company shall report on the expected time line for closing of the Celevoke acquisition later this week.

On another matter, further to its news release dated September 11, 2007, the Company has issued 4 million units for consideration received during the Fourth Quarter of 2007.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:
CORPORATE:

Robert Kramer, Current Technology Corporation, 1-800-661-4247
INVESTOR RELATIONS:
Richard Hannon, Polestar Communications, 1-866-858-4100